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                                                                    Exhibit 99.2

ONLY FOR DISTRIBUTION IN THE USA, CANADA AND JAPAN

[LOGO OF AEGON APPEARS HERE]

VERENIGING AEGON AND AEGON N.V. LAUNCH NON-DILUTIVE CAPITAL RESTRUCTURING

O VERENIGING AEGON'S (THE "ASSOCIATION") FINANCIAL POSITION WILL IMPROVE SUBSTANTIALLY

O AEGON N.V.'S ("AEGON") EQUITY CAPITAL WILL BE STRENGTHENED IN A NON-DILUTIVE MANNER

O  THE ASSOCIATION TO SELL 350 MILLION1 OF ITS AEGON COMMON SHARES

O  NO NEW AEGON SHARES WILL BE ISSUED

O THE ASSOCIATION WILL USE THE PROCEEDS OF THE SALE OF THE 350 MILLION AEGON COMMON SHARES TO REDUCE ITS DEBT BY AT LEAST EUR 1.5 BILLION; THE REMAINING PROCEEDS WILL BE REINVESTED IN AEGON THROUGH AN INCREASE IN PAID-IN CAPITAL ON EXISTING AEGON PREFERRED SHARES HELD BY THE ASSOCIATION

O THE VOTING INTEREST OF THE ASSOCIATION WILL REDUCE FROM APPROX. 52% TO APPROX. 33%, WHICH BETTER ALIGNS VOTING RIGHTS AND ECONOMIC OWNERSHIP OF AEGON

--------
/1/ Valued at EUR 3.85 billion based on the closing price of EUR 11.00 of AEGON common shares on Euronext Amsterdam on Friday, 13 September 2002.


The Association's Chairman, Prof. Pe Kohnstamm: "We have taken this decision to ensure, in light of current market conditions, that the Association's debt is at sustainable and comfortable levels and to create a more stable asset base. This approach has the added advantage that it assists AEGON in a cost-efficient strengthening of its capital base. The Association will continue in its role as a stable and supportive long-term shareholder in AEGON following the transaction."

AEGON's Executive Board Chairman, Don Shepard said: "We fully support the Association's plans, which will also contribute to the development of AEGON.

The benefits of this restructuring are threefold: AEGON gains a stronger capital base to support its strategy; the free float of our shares on the stock market increases substantially without any dilution to shareholders and there will be a better alignment of the capital and voting rights in AEGON."


Benefits of the restructuring
-----------------------------




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Benefits to the Association

The Association will improve its financial position by reducing its debt and securing a more stable asset base.

After the restructuring, the Association will have assets of approximately EUR
4.5 billion (based on the closing share price of the AEGON common shares on Euronext Amsterdam on 13 September 2002 of EUR 11.00) and debt outstanding of less than EUR 2.0 billion, for which a committed bank facility with a maturity of three years has been arranged.

The Association is fully committed to AEGON as a long-term shareholder and intends to maintain its remaining common share ownership position in AEGON for the foreseeable future.

Benefits to AEGON

The financial restructuring of the Association will provide the opportunity for AEGON to strengthen its capital base without issuing new shares.

o AEGON's capital position will be substantially strengthened through a non-dilutive increase in the paid-in capital on the existing preferred shares.

o AEGON will use the proceeds of the increase in the paid-in capital on the existing preferred shares to strengthen its capital base by reducing short-term borrowings and to support growth. The proceeds will depend on the offering price and the amount by which the Association's debt is reduced. Based on the closing price of EUR 11.00 of AEGON common shares and assuming the Association's debt is reduced by EUR 1.5 billion, the proceeds to AEGON would be approximately EUR 2.35 billion. This amount would be higher if the offering price is higher or lower if the offering price is lower.

o There will be no dilution to AEGON's common shareholders, as no new common shares will be issued.

o Corporate governance will improve as a result of the better alignment of economic and voting interests arising from the increase in the paid-in capital on the preferred shares.

o The liquidity of AEGON common shares will increase as a result of an increase in the free float from approx. 63% to approx. 88%, which should have a positive impact on AEGON's weighting in stock market indices.

o AEGON's equity capital will increase to an appropriately strong level in the current volatile financial markets.

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Details of the restructuring
----------------------------
The Association will sell 350 million AEGON common shares. These shares represent approx. 25% of AEGON's outstanding common shares.

The paid-in capital on the existing 440 million preferred shares, all held by the Association, will substantially increase. The preferred shares pay an annual dividend on the paid-in capital equal to the European Central Bank refinancing rate on the first business day of the year plus 175 basis points. The dividend on the preferred shares for the current year is 5%. After the capital restructuring, the Association will own approx. 172 million of the outstanding common shares and control approx. 33% of the voting rights. The Association has expressed its intention not to sell any of its remaining AEGON common shares for the foreseeable future. AEGON has agreed with the underwriters of the offering that it will not issue any new shares for a period of 90 days, subject to certain exceptions (such as stock dividends and company option plans).

Analysts and investors conference call
--------------------------------------
A analysts and investors conference call will be held on Monday 16 September 2002 at 09.30 EST.

Dial in number from the US and Canada       1 416 640 4127
Toll free                                   1 800 218 0204
Toll free                                   1 888 881 4892


Disclaimer
----------
The statements contained herein that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. Forward-looking statements are made based upon management's current expectations and beliefs concerning future developments and their potential effects upon the company. There can be no assurance that future developments affecting the company will be those anticipated by management. Actual results may differ materially from those included in the forward-looking statements. These forward-looking statements involve risks and uncertainties including, but not limited to, the following: (1) changes in general economic conditions, including the performance of financial markets and interest rates;
(2) customer responsiveness to both new products and distribution channels; (3) competitive, legal, regulatory, or tax changes that affect the distribution costs of or demand for the company's products; (4) acts of God; (5) terrorism and acts of war; (6) mortality, morbidity and other factors that may affect the profitability of the company's insurance products; and (7) the company's failure to achieve anticipated levels of earnings or operational efficiencies, as well as other cost saving initiatives.

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                              NOTES TO THE EDITORS
                              --------------------

VERENIGING AEGON

Vereniging AEGON ("the Association") dates back to the 18th century and is the continuation of the former mutual insurer AGO. In 1978 AGO was demutualized and Vereniging AGO became the only shareholder of AGO Holding N.V., which was the holding company of its insurance operations. In 1983, AGO Holding N.V. and Ennia N.V. merged to create AEGON N.V. Vereniging AGO initially received approximately 49% of the common shares (this shareholding gradually reduced to 40%) and all of the preferred shares in AEGON N.V. This gave it a voting majority in AEGON N.V. Vereniging AGO changed its name to Vereniging AEGON in 1983.

The objective of the Association is the balanced representation of the interests of AEGON N.V. and all of its stakeholders, i.e. AEGON Group companies, shareholders, policyholders, employees and other parties related to the AEGON Group companies.

The Associaton owns all of the preferred shares and 37% of the common shares in AEGON N.V. As a result it has 52% of the voting rights of AEGON N.V.

The General Meeting of Members of the Association has 23 members. Nineteen of these are not, nor have they been, employed by AEGON N.V. or a company associated with AEGON N.V., nor are a (former) member of the AEGON N.V. Supervisory Board or the Executive Board. These members hold the majority of the voting rights: 19 out of 23. Of the four other members, two are elected from the Supervisory Board and two are elected from the Executive Board of AEGON N.V.

The Association has an Executive Committee consisting of eight members, half of whom, including the chairman and the vice-chairman, are not, nor have been associated with the AEGON Group; the other half consists of the four above-mentioned members who hold a position within AEGON N.V. When a vote in the Executive Committee results in a tie, the General Meeting of Members has the deciding vote.

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AEGON GROUP PROFILE

AEGON N.V. is the holding company of one of the world's ten largest listed life insurance groups ranked by market capitalization and assets. Close to 90% of the existing business is in life insurance, pensions and related savings and investment products. The Group is also active in accident and health insurance, general insurance and limited banking activities. The AEGON Group is a decentralized multi-domestic corporation. Worldwide AEGON has over 25,000 employees.

AEGON is active in three major markets: the Americas - including the United States and Canada - the Netherlands and the United Kingdom. The Group is also present in: Hungary, Spain, Belgium, Germany, Italy, Luxembourg, Taiwan and China, and has a representative office in India. Its corporate headquarters are located in The Hague, the Netherlands.

AEGON values its reputation as a shareholder friendly company. The AEGON shares are listed on stock exchanges in six important financial centers of the world:
Amsterdam, Frankfurt, London, New York (NYSE), Tokyo and Zurich (SWX Swiss Exchange). Additionally, AEGON options are traded on Euronext Amsterdam, the Chicago Board Options Exchange and the Philadelphia Stock Exchange.

In 2001 AEGON N.V. had total revenues of EUR 31.8 billion and net income of EUR 2.39 billion.